Tenet Fintech Group Inc.

Condensed Interim Consolidated

Financial Statements (Unaudited)

For the three and nine-month periods ended

September 30, 2022 and 2021

Financial Statements

Condensed Interim Consolidated Statements of Comprehensive Profit and Loss	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Condensed Interim Consolidated Statements of Financial Position	5

Notes to Condensed Interim Consolidated Financial Statements	6 - 34

TENET FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Comprehensive Profit and Loss

For the three and nine-month periods ended September 30, 2022 and 2021

(In Canadian dollars, except weighted average number of outstanding shares) (Unaudited)

		Three-month periods ended		Nine-month periods ended
		September 30		September 30
	Note	2022	2021	2022	2021
Revenues		21,585,258	25,695,570	88,758,946	70,584,525

Expenses
Cost of service		16,976,733	21,120,835	74,973,340	60,910,889
Software delivery services		942,837	-	1,928,235	-
Salaries and fringe benefits		3,201,274	1,375,954	8,281,013	2,792,424
Service fees		534,087	161,859	930,993	468,497
Royalty on software		-	32,524	-	107,202
Board remuneration		175,958	278,191	518,962	549,020
Consulting fees		369,112	118,310	1,082,595	300,052
Management fees		11,430	11,670	34,974	38,844
Outsourced services, software and maintenance		346,832	-	1,346,990	-
Professional fees		1,095,143	417,868	2,793,927	1,330,750
Marketing, public relations and press releases		420,335	421,775	937,571	678,256
Office supplies, software and hardware		381,835	(1,517)	897,911	86,968
Lease expenses		40,045	11,510	125,854	34,327
Insurance		316,758	35,637	965,139	77,809
Finance costs	18.4	23,656	41,606	118,736	137,374
Expected credit loss	5,6	388,396	(44,286)	577,569	(35,040)
Travel and entertainment		98,581	77,510	272,800	155,176
Stock exchange and transfer agent costs		54,282	165,154	213,859	318,523
Translation cost and others		30,259	16,150	113,450	137,035
Reversal of impairment loss		-	-	-	(193,717)
Depreciation of property and equipment	7	22,397	22,545	65,385	65,847
Depreciation of right-of-use assets	7	182,687	105,972	435,221	219,878
Amortization of intangible assets	9	1,754,964	462,831	4,820,138	685,263
Amortization of initial financing costs	13	6,799	6,799	20,175	20,175
Impairment of goodwill	9	-	216,421	-	216,421
Impairment of intangible assets	9	4,218,826	-	4,218,826	-
Change in fair value of contingent consideration payable	4.4	(1,305,068)	171,432	(603,589)	171,432
Gain on bargain purchase	4.2	(109,605)	(1,910,597)	(109,605)	(1,910,597)
(Gain) Loss on foreign exchange		(13,932)	(4,129)	112,655	(31,981)
		30,164,621	23,312,024	105,073,124	67,330,827
Profit (loss) before income taxes		(8,579,363)	2,383,546	(16,314,178)	3,253,698
Income taxes (recovery)		(864,154)	857,260	1,093,304	1,821,043
Net profit (loss)		(7,715,209)	1,526,286	(17,407,482)	1,432,655
Net profit (loss) attributable to:
Non-controlling interest		77,064	169,752	236,040	861,311
Owners of the parent		(7,792,273)	1,356,534	(17,643,522)	571,344
		(7,715,209)	1,526,286	(17,407,482)	1,432,655
Item that will be reclassified subsequently to profit or loss					(782,277)
Currency translation adjustment		(91,291)	(1,003,357)	(2,452,768)
Total comprehensive profit (loss)		(7,806,500)	2,529,643	(19,860,250)	2,214,932
Total comprehensive profit (loss) attributable to:
Non-controlling interest		66,864	205,593	(12,120)	820,190
Owners of the parent		(7,873,364)	2,324,050	(19,848,130)	1,394,742
		(7,806,500)	2,529,643	(19,860,250)	2,214,932
Weighted average number of outstanding shares		99,310,145	80,351,626	98,819,297	69,298,789
Basic and diluted profit (loss) per share		(0.078)	0.017	(0.179)	0.008

Going concern uncertainty(note 2)
Subsequent events (note 24)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Financial Statements 2022-09-30	2

TENET FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2022 and 2021

(In Canadian dollars) (Unaudited)

		Capital stock
						Accumulated other
		Number of		Equity to	Contributed	comprehensive		Total attributable	Non controlling	Shareholders'
	Note	common shares	Amount	issue	surplus	income	Deficit	to owners of parent	interest	equity
Balance as of January 1, 2022		97,167,183	208,219,490	150,000	21,531,185	1,366,752	(79,997,442)	151,269,985	14,320,381	165,590,366
Exercise of warrants and broker warrants	15	2,259,500	2,548,471	(150,000)	(522,971)	-	-	1,875,500	-	1,875,500
Exercise of options	15,16	117,500	464,170	-	(217,420)	-	-	246,750	-	246,750
Share-based compensation	16	-	-	-	1,672,237	-	-	1,672,237	-	1,672,237
Subscription for shares by non-controlling interest		-	-	-	-	-	-	-	791,007	791,007
Transactions with owners		99,544,183	211,232,131	-	22,463,031	1,366,752	(79,997,442)	155,064,472	15,111,388	170,175,860
Net profit (loss)		-	-	-	-	-	(17,643,522)	(17,643,522)	236,040	(17,407,482)
Other comprehensive loss		-	-	-	-	(2,204,608)	-	(2,204,608)	(248,160)	(2,452,768)
Total comprehensive loss for the period		-	-	-	-	(2,204,608)	(17,643,522)	(19,848,130)	(12,120)	(19,860,250)
Balance as at September 30, 2022		99,544,183	211,232,131	-	22,463,031	(837,856)	(97,640,964)	135,216,342	15,099,268	150,315,610

		Capital stock
						Accumulated other
		Number of		Equity to	Contributed	comprehensive		Total attributable	Non controlling	Shareholders'
	Note	common shares	Amount	issue	surplus	income	Deficit	to owners of parent	interest	equity
Balance as at January 1, 2021		59,012,095	39,131,010	511,221	11,582,653	(140,782)	(30,240,372)	20,843,730	11,770,520	32,614,250
Issuance of shares and warrants	15	13,149,999	41,922,442	-	10,677,558	-	-	52,600,000	-	52,600,000
Issuance of shares and warrants to settle debts
owed for services provided	15	16,676	67,800	-	-	-	-	67,800	-	67,800
Shares to be issued for business acquisition	4	600,000	-	6,000,000	-	-	-	6,000,000	-	6,000,000
Issuance of shares re business acquisition	4	511,169	403,610	(403,610)	-	-	-	-	-	-
Issuance costs - shares and warrants	15	-	(4,618,710)	-	-	-	-	(4,618,710)	-	(4,618,710)
Issuance costs - broker compensation warrants	15	-	(1,875,595)	-	1,875,595	-	-	-	-	-
Exercise of warrants and broker warrants	15	9,272,738	12,310,172	(107,611)	(2,527,705)	-	-	9,674,857		9,674,857
Conversion of convertible debentures	12	25,000	27,483	-	-	-	-	27,483	-	27,483
Exercise of options	15,16	607,500	1,890,443	-	(921,690)	-	-	968,753	-	968,753
Share-based compensation	16	-	-	-	1,557,006	-	-	1,557,006	-	1,557,006
Subscription for shares by non-controlling interest		-	-	-	-	-	-	-	473,443	473,443
Transactions with owners		83,195,176	89,258,655	6,000,000	22,243,418	(140,782)	(30,240,372)	87,120,919	12,243,963	99,364,882
Net profit		-	-	-	-	-	571,344	571,344	861,311	1,432,655
Other comprehensive profit (loss)		-	-	-	-	823,398	-	823,398	(41,121)	782,277
Total comprehensive profit for the year		-	-	-	-	823,398	571,344	1,394,742	820,190	2,214,932
Balance as at September 30, 2021		83,195,176	89,258,655	6,000,000	22,243,418	682,616	(29,669,028)	88,515,661	13,064,153	101,579,814

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements 2022-09-30	3

TENET FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Cash Flows

For the three and nine-month periods ended September 30, 2022 and 2021

(In Canadian dollars) (Unaudited)

		Three-month periods ended		Nine-month periods ended
		September 30		September 30
	Note	2022	2021	2022	2021
OPERATING ACTIVITIES
Net profit (loss)		(7,715,209)	1,526,286	(17,407,482)	1,432,655
Non-cash items
Expected credit loss	5,6	388,396	(44,286)	577,569	(35,040)
Depreciation of property and equipment	7	22,397	22,545	65,385	65,847
Depreciation of right-of-use assets	7	182,687	105,972	435,221	219,878
Amortization of intangible assets	9	1,754,964	462,831	4,820,138	685,263
Amortization of initial financing costs	13	6,799	6,799	20,175	20,175
Impairment of goodwill		-	216,421	-	216,421
Impairment of intangible assets	9	4,218,826	-	4,218,826	-
Reversal of impairment loss		-	-	-	(193,717)
Accretion on debentures and bonds	13,18.4	8,596	7,047	24,299	20,601
Accretion of lease interest	11,18.4	38,598	26,277	113,999	40,247
Issuance of shares and warrants for settlement of debt	15	-	-	-	15,000
Change in fair value of contingent consideration payable		(1,305,068)	171,432	(603,589)	171,432
Share-based compensation	16	559,935	815,801	1,672,237	1,557,006
Deferred tax liability		(53,818)	(527,047)	53,744	(527,047)
Gain on bargain purchase	4.3	(109,605)	(1,910,597)	(109,605)	(1,910,597)

Loans receivable maturing in more than 12 months	5	424,693	949,511	2,014,300	(19,639)
Net changes in working capital items
Restricted cash		10,000	16,838	30,000	16,758
Income tax payable		(880,910)	2,485,727	(618,356)	2,096,549
Accounts receivable	6	(201,413)	20,543,495	1,331,492	16,047,029
Deposits made to third parties regarding
transactions on platforms	6	(1,941,456)	(11,148,198)	5,259,693	(11,148,198)
Prepayment to third party subcontractors	6	(2,555,966)	(11,595,993)	(1,678,493)	(11,595,993)
Other debtors	6	196,579	8,300,247	530,429	1,436,001
Loans receivable maturing in less than 12 months	5	2,753,875	(158,996)	1,095,153	(892,309)
Assets held for resale		(88,707)	-	(23,949)	-
Other prepaid expenses		480,507	110,930	912,461	792,184
Deposits received for transactions on platforms		-	(3,113,772)	-	819,378
Accounts payable, advances and accrued liabilities	9	346,509	(18,308,786)	(1,520,511)	(18,838,504)
Cash flows from operating activities		(3,458,791)	(11,039,513)	1,213,136	(19,508,622)

INVESTING ACTIVITIES
Investments	8	(480,448)	-	(1,061,496)	-
Property and equipment - additions	7	(19,007)	(24,167)	(44,441)	(28,480)
Property and equipment - disposals	7	-	159	2,344	6,148
Intangible assets - additions	9	(3,136,950)	(8,630,952)	(7,842,398)	(9,420,160)
Cash, acquired on acquisition of subsidiaries		93,277	494,697	93,277	494,697
Cash flows from investing activities		(3,543,128)	(8,160,263)	(8,852,714)	(8,947,795)

FINANCING ACTIVITIES		717,351	-	(1,874,752)	-
Repayments of advances from third parties
Repayment of advances made from affiliates		-	(30,050)	-	(40,133)
Repayments of advances made from a Director		-	-	-	(270,911)
Repayments of lease liabilities	11	(205,441)	(195,050)	(503,678)	(271,233)
Proceeds from the issuance of shares and warrants		-	47,981,290	-	47,981,290
Proceeds from the exercise of warrants	15	303,250	3,708,557	1,875,500	9,594,871
Proceeds from the exercise of options	16	-	886,253	246,750	1,003,753
Subscriptions for shares from non-controlling interest		-	189,532	-	189,532
Cash flow from financing activities		815,160	52,540,532	(256,180)	58,187,169

IMPACT OF FOREIGN EXCHANGE		(373,541)	967,068	(2,412,909)	794,200
Net decrease in cash		(6,560,300)	34,307,824	(10,308,667)	30,524,952
Cash, beginning of period		15,048,547	2,091,004	18,796,914	5,873,876
Cash, end of period		8,488,247	36,398,828	8,488,247	36,398,828

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Financial Statements 2022-09-30	4

TENET FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Financial Position

As at September 30, 2022 and December 31, 2021
(In Canadian dollars) (Unaudited)

		As at	As at
		September 30,	December 31,
	Note	2022	2021
ASSETS		Unaudited	Unaudited

Current
Cash		8,488,247	18,796,914
Restricted cash		23,333	53,333
Loans receivable	5	15,880,636	17,553,358
Assets held for sale		344,908	320,959
Debtors	6	52,003,213	56,001,475
Prepaid expenses and other current assets		795,396	1,675,549
		77,535,733	94,401,588

Loans receivable	5	1,256,033	3,270,333
Property and equipment	7	2,085,094	2,062,014
Investments	8	1,061,496	-
Intangible assets	9	31,935,847	32,845,799
Goodwill	9	61,265,980	62,522,554
Deferred tax assets		137,091	190,835
		175,277,274	195,293,123

LIABILITIES
Current
Accounts payable, advances and accrued liabilities	10	13,856,525	16,268,296
Lease liabilities	11	486,037	432,621
Bonds	13	357,708	-
Current tax liabilities		3,005,865	3,625,683
		17,706,135	20,326,600
Bonds	13	-	313,234
CEBA Loan	14	100,000	100,000
Lease liabilities	11	1,368,132	1,315,363
Foreign deferred tax liability		1,922,556	1,922,556
Canadian deferred tax liability		3,804,004	3,804,004
Contingent consideration payable	4.4	60,837	1,921,000
		24,961,664	29,702,757

SHAREHOLDERS' EQUITY
Capital stock	15	211,232,131	208,219,490
Shares to be issued	15	-	150,000
Contributed surplus		22,463,031	21,531,185
Accumulated other comprehensive income		(837,856)	1,366,752
Deficit		(97,640,964)	(79,997,442)
Shareholders' equity attributable to owners of the parent		135,216,342	151,269,985
Non-controlling interest		15,099,268	14,320,381
Total shareholders' equity		150,315,610	165,590,366
		175,277,274	195,293,123

Going concern uncertainty (note 2)

Subsequent events (note 23)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

On behalf of the Board,
/S/ Johnson Joseph	/S/ Dylan Tinker
Director	Director

Condensed Interim Consolidated Financial Statements 2022-09-30	5

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND GENERAL INFORMATION

Tenet Fintech Group Inc. (hereinafter "Tenet'' or the "Company"), formerly named Peak Fintech Group Inc. until November 1, 2021, was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 13, 2008, and continued under the Canada Business Corporations Act on April 4, 2011. Tenet Fintech Group Inc.'s head office is located at 119 Spadina Avenue, Suite 705, Toronto, Ontario,. Its shares are traded on the Canadian Stock Exchange (CSE) under the symbol "PKK". Its shares are quoted in the U.S. on the OTC Market's Groups (OTC) under the symbol ''PKKFF''.

Tenet is the parent company of a group of innovative artificial intelligence (AI) and financial technology (Fintech) subsidiaries operating in Canada and China. Tenet's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of small and medium-sized enterprises (SMEs) to carry out a range of interactions and transactions, including in the commercial lending space, in a rapid, safe, efficient, and transparent manner.

2 - GOING CONCERN UNCERTAINTY AND COVID-19

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

The level of revenue currently being generated is not presently sufficient to meet the Company's working capital requirements and business growth initiatives. The Company's ability to continue as a going concern depends upon its ability to raise additional financing. Even if the Company has been successful in the past in doing so, including financing by a prospectus that generated a net cash inflow of $47,981,290 in the third quarter of 2021, there is no assurance that it will manage to obtain additional financing in the future. Also, the Company incurred a net loss of $17,407,482 for the nine-month period ended September 30, 2022 (year ended December 31, 2021 - $48,561,968), it has an accumulated deficit of $97,640,964 as at September 30, 2022 (year ended December 31, 2021 - $79,997,442) and it has not yet generated positive cash flows from operations on a regular basis. Until that happens, the company will continue to assess its working capital needs and undertake whatever initiatives it deems necessary to ensure that it continues to be in a position to meet its financial obligations. These material uncertainties cast some significant doubt regarding the Company's ability to continue as a going concern.

Since the outbreak of the COVID-19 global pandemic, many businesses around the world have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business. Moreover, China, in particular, has occasionally taken strong measures to try to curb the spread of the virus and protect its citizens and, in doing so, there has been an impact on the economic activities of many of its regions. Given that the Company has significant operations in China, any such measures may have an adverse impact on the Company's revenues and cash resources, ability to expand its business, access to suppliers, partners, and customers, and ability to carry on its day-to-day operations without interruption.

These consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Statement of compliance with IFRS

These condensed interim consolidated financial statements for the nine-month period ended September 30, 2022, have been prepared in accordance with the International Accounting Standard 34, Interim Financial Reporting (''IAS 34''). Since they are condensed financial statements, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (''IFRS'') as issued by the International Accounting Standards Board (''IASB''), have been voluntarily omitted or summarized.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the financial statements have been set out in note 5 of the Company's consolidated financial statements for the year ended December 31, 2021. There have not been any significant changes in judgments, estimates or assumptions since then. These condensed interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2021.

The same accounting policies and methods of computation were used in the preparation of these condensed interim consolidated financial statements as were followed in the preparation of the consolidated financial statements for the year ended December 31, 2021 except for new standards and interpretations effective January 1, 2022 and the new Company accounting policies mentioned in 3.5 and 3.6.

These condensed interim consolidated financial statements for the nine-month periods ended September 30, 2022, and 2021 were approved by the Board of Directors on November 29, 2022.

3.2 Basis of measurement

These condensed interim consolidated financial statements are prepared on an accrual basis using the historical cost method.

Condensed Interim Consolidated Financial Statements 2022-09-30	6

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.3 Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of Tenet and all of its subsidiaries. The Company attributes the total comprehensive profit or loss of the subsidiary between the owners of the parent company and the non-controlling interests based on their respective ownership interests.

The following entities have been consolidated within these condensed interim consolidated financial statements:

		% of ownership		Functional
Entities	Registered	and voting right	Principal activity	Currency
Tenet Fintech Group Inc.	Canada		Holding and parent company	Canadian dollar
Cubeler Inc.	Canada	100%	Technology based product developer and procurement facilitator	Canadian dollar
Tenoris3 Inc.	Canada	100%	Technology based product developer (currently with no operations)	Canadian dollar
Asia Synergy Limited ("ASL")	Hong Kong	100%	Holding	US dollar
Asia Synergy Holdings ("ASH")	China	100%	Holding	Renminbi
Asia Synergy Technologies Ltd. ("AST")	China	100%	Technology based product procurement facilitator	Renminbi
Asia Synergy Supply Chain Technologies Ltd. ("ASSC")	China	100%	Technology based product procurement facilitator	Renminbi
Asia Synergy Solar-Gas & Oil Supply Chain Management Co., Ltd. ("AJP")	China	100%	Technology based product procurement facilitator	Renminbi
Asia Synergy Data Solutions Ltd. ("ASDS")	China	100%	Fintech	Renminbi
Asia Synergy Credit Solutions Ltd. ("ASCS")	China	100%	Credit outsourcing services	Renminbi
Asia Synergy Supply Chain Ltd. ("ASSA")	China	51%	Supply chain services	Renminbi
Asia Synergy Insurance Services ("ASSI")	China	100%	Fintech	Renminbi
Wuxi Aorong Ltd. ("AORONG")	China	100%	Holding	Renminbi
Asia Synergy Financial Capital Ltd. ("ASFC")	China	51%	Financial institution	Renminbi
Beijing Huike Internet Technology ("HUIKE")	China	100%	Technology based product facilitator	Renminbi
Wechain (Nanjing) Technology Service Co., Ltd. ("WECHAIN")	China	51%	Fintech	Renminbi
Beijing Kailifeng New Energy Technology Co., Ltd. ("KALIFENG")	China	51%	Technology based clean energy trading platform facilitator	Renminbi
Shanghai Xinhuizhi Supply Chain Management Co., Ltd. ("ASAC")	China	51%	Technology based product procurement facilitator	Renminbi
Tianjin Wodatong Technology Co., Ltd. ("ASB")	China	100%	Fintech	Renminbi
Jiangsu Supairui IOT Technology Co., Ltd. ("ASTH") (1)	China	80%	Technology based product procurement facilitator	Renminbi
Wuxi Suyetong Supply Chain Management Co., Ltd. ("SST") (1)	China	80%	Technology based product procurement facilitator	Renminbi

(1) Creation of new subsidiaries

In August 2022, the Company acquired a company called Jiangsu Supairui IOT Technology Co., Ltd. ("ASTH"), becoming a new partly owned subsidiary of

AST. Following the transaction, the Company created, Wuxi Suyetong Supply Chain Management Co., Ltd. ("SST"), a wholly owned subsidiary of ASTH

(note 4).

The Company's subsidiaries each have an annual reporting date of December 31 and are incorporated in either Canada, Hong Kong or China. All intercompany transactions and accounts were eliminated upon consolidation, including unrealized gains or losses on intercompany transactions. Where unrealized losses on intercompany asset sales are reversed upon consolidation, the underlying asset is also tested for impairment from the Company's perspective. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Company.

Profit or loss of subsidiaries acquired or disposed of during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

3.4 Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company.

3.5 Investments in associates

The Company applies the equity method in accounting investments in companies subject to significant influence ("associate company"). The share of the operating results of an associate company is recorded in the consolidated statements of comprehensive profit and loss. The cumulative Company's share of the associate company losses is limited to the recorded equity interest, except for obligation or payments assumed for another party. An impairment loss is recognized if any facts and circumstances indicate that the investment's fair value exceeds its carrying value.

Condensed Interim Consolidated Financial Statements 2022-09-30	7

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.6 Financial assets at fair value through profit or loss

Equity investments, other than subsidiaries controlled by the Company or associate companies, are recorded at fair value through profit or loss. The equity investments are measured at fair value, following IFRS 13 guidelines, using either active market transactions to value its investment or other valuation methods whenever no active market exists. Variation in fair value is recorded in the consolidated statements of comprehensive profit and loss.

4 - BUSINESS COMBINATIONS

4.1 Acquisition of subsidiary - Jiangsu Supairui IOT Technology Co., Ltd. ("ASTH")

On August 1, 2022, the Company, through its AST subsidiary, acquired 80% of ASTH share capital and voting rights, effectively obtaining control of the company on that date. ASTH owns and operates a technology based product procurement platform that will be integrated into the Company supply chain technology service offering and is expected to benefit the Company by enabling it to reach and develop additional markets in Mainland China. No consideration was paid upon the acquisition as the Company's business network is expected to benefit the non-controlling interest shareholder.

As at the acquisition date, the fair value of ASTH net assets acquired was estimated at $137,007, based on management's valuation, resulting in a $109,605 bargain purchase attributable to the owners of the parent, recorded through the consolidated statements of comprehensive profit and loss. The Company was able to obtain a bargain purchase on the transaction as its business network is expected to impact the acquired business's expected growth and benefit the investment of the non-controlling shareholder. The non-controlling interest recognized on the acquisition date was measured at its proportionate share of the acquiree's identifiable net assets of 20%.

From the date of acquisition, ASTH contributed $1,120,254 in revenues and $92,730 to profit before tax from continuing operations of the Company. If the combination had taken place at the beginning of the year, pro forma revenue from continuing operations would have been$3,039,391 and pro forma loss before tax for the Company would have been$91,558. The pro forma results of operations are not intended to reflect the results that would have actually occurred had the acquisition closed on January 1, 2022. Further, the pro forma results of operations are not necessarily indicative of the results that may be generated by the Company in the future or reflect future events that may occur following the acquisition in a subsequent period or periods. As at the transaction date, the other receivables' gross contractual amount, included in the identifiable net assets acquired, was $682,717. Based on management's review of the account, the total other receivables amount is recoverable.

4.2 Accounting for business combinations

The ASTH acquisition has been determined to constitute a business combination and, accordingly, it has been accounted for using the acquisition method of accounting. During the reporting period, the Company also finalized its purchase price allocation for the Heartbeat acquisition, that occured on September 1, 2021.

	Heartbeat		ASTH
Fair value of consideration transferred	Preliminary	Final	Preliminary

Consideration paid
Cash	11,000,000	11,000,000	-
Contingent consideration paid
Issuance of 600,000 shares of the Company at $11.50/share	6,900,000	6,900,000	-
Total consideration paid as at year end	17,900,000	17,900,000	-
Contingent consideration payable
Issuance of shares of the Company on December 31, 2022 - up to $7.1m in value	3,717,074	2,916,000	-
Issuance of shares of the Company on December 31, 2023 - up to $6.0m in value	1,760,500	1,305,000	-
Total estimated contingent consideration payable	5,477,574	4,221,000	-
Total consideration (paid and contingent consideration)	23,377,574	22,121,000	-
Identifiable net assets acquired
Cash	185,830	185,830	93,277
Other receivables	-	-	682,717
Other current assets	292,547	292,547	32,308
Property and equipment	1,574	1,574	46,937
Heartbeat Platform	7,471,000	7,471,000	-
Tradename	4,000	4,000	-
Other ERP Platforms	-	-	285,150
Accounts payable and accrued liabilities	(1,204,036)	(1,204,036)	(983,492)
Lease liabilities	-	-	(19,890)
Deferred tax liability	(1,868,750)	(1,868,750)	-
Identifiable total net assets	4,882,165	4,882,165	137,007
Non-controlling interest	-	-	(27,402)
Goodwill (Bargain purchase) arising on acquisition
Goodwill (Bargain purchase) attributable to Owners of the parent	18,495,409	17,238,835	(109,605)
	23,377,574	22,121,000	0
Consideration paid in cash	11,000,000	11,000,000	-
Cash and cash equivalents acquired	185,830	185,830	93,277
	11,185,830	11,185,830	93,277

Condensed Interim Consolidated Financial Statements 2022-09-30	8

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

4 - BUSINESS COMBINATIONS (CONTINUED)

The Company initially recognized, in its unaudited Condensed Interim Consolidated Financial Statements for the three and nine-month periods ended September 30, 2021, and 2020, a preliminary gain on bargain purchase of $1,910,598, being the difference between the fair value of the identifiable assets acquired net of the pre-acquisition expenses incurred by Huike, and the estimated fair value of the consideration paid and payable. An adjusted purchase price allocation of the Heartbeat acquisition was reflected in note 6 of Consolidated Financial Statements for the year ended December 31, 2021, resulting in a Goodwill of $18,495,409.

During the period, the calculation of the purchase price allocation relating to the Heartbeat Platform acquisition was finalized. The final fair value of the contingent consideration payable under this agreement was estimated using a discount rate of 80%, at $22,121,000. This resulted in a Goodwill reduction adjustment arising from the transaction of $1,256,574 and an equivalent amount was debited in Contingent consideration payable.

The bargain purchase of $109,605 from the ASTH acquisition arises from the difference in the fair value of the net assets acquired over the purchase price. The Company was able to acquire ASTH with $Nil consideration as its current network is expected to benefit the NCI shareholder in the future.

4.3 Acquisitions and accounting treatment of subsidiaries during the previous year

On September 1, 2021, the Company, through its subsidiary ASDS, acquired 100% of the share capital of Beijing Huike Internet Technology ("HUIKE") and also 51% of the issued share capital of Wechain (Nanjing) Technology Service Co., Ltd ("WECHAIN"). WECHAIN, which was incorporated on September 16, 2020, was acquired to operate the Weiliangou (BBC) platform, which will develop analytics and AI software used by banks and financial institutions in China. As of the date of its acquisition by ASDS, WECHAIN had traded and incurred retained losses and had accrued outstanding net liabilities totalling $216,422. The acquisition of WECHAIN was completed for no additional consideration and the net liabilities assumed gave rise to goodwill on consolidation totalling $216,421.

On September 1, 2021, the Company, through its ASDS, executed an agreement with shareholders of Huayan Kun Tai Technology Company Ltd ("Huayan") and Huike to purchase the assets and business known as the Heartbeat platform. The Heartbeat platform provides various solutions to insurers and insurance brokers in China and, in return, earns service fees based on the value of transactions occurring on the platform. The assets acquired comprised the platform technology itself, owned by Huayan, and the operating assets of the business, owned by Huike. Huike also outsourced all employee functions to Huayan. Under the agreement, ASDS first acquired 100% of the share capital of Huike and then Huike acquired the Heartbeat platform from Huayan. At the same time, all Huayan employees associated with the operation of the Heartbeat platform were transferred to Huike. Prior to the acquisition date, Huike, which was incorporated on March 13, 2019, operated the Heartbeat platform through a licensing arrangement with Huayan. Huayan and Huike were related companies, having common shareholders. Together, the acquisition of Huike, the Heartbeat platform assets, and the Huayan employees operating the Heartbeat platform are collectively referred to as the "Heartbeat Business".

The purchase price for the Heartbeat Business totalled up to $31,000,000, split between up front consideration totalling $17,900,000, comprising cash of $11,000,000 and the issuance of 600,000 common shares of the company valued at $11.50 per share ($6,900,000). The initial equity consideration, while paid upfront, is contingent on achieving certain financial metrics related to net profit targets set for the business for the 4-month period ended December 31, 2021 and the year ended December 31, 2022. A further two share instalments with a maximum combined value of $13,100,000 are payable as at December 31, 2022, and December 31, 2023, respectively, contingent on achieving additional net profit targets agreed for each calendar year. Consequently the total potential undiscounted payments Tenet may be required to make under this arrangement range between $Nil and $20,000,000. As at September 1, 2021, the fair value of consideration payable under this agreement was estimated using a discount rate of 66%, at $23,377,574.

The fair value of the Heartbeat platform assets acquired was estimated at $7,475,000 based on management's financial projections for those assets over the first 28 months of operations and an external valuation commissioned by management. The Company used probability weighted estimates, assumptions about certain financial performance metrics and an appropriate discount rate to estimate the net present value of projected cashflows. The intangible assets acquired under the agreement have been identified as the Heartbeat insurance product management and brokerage platform amounting to $7,471,000 and the Heartbeat tradename for $4,000. These assets are each considered to have a useful life of 8 years.

From the date of acquisition to December 31, 2021, the Heartbeat platform had contributed $255,627 of revenue and $479,652 to loss before tax from continuing operations of the Company.

4.4 Subsequent Accounting

At each balance date, the Company revises its estimation of the fair value of the contingent consideration payable under the Heartbeat Acquisition and records an accretion entry accordingly. The re-evaluation process takes into account the historical performance of the operations of Huike and Heartbeat platform assets compared to agreed targets and discounts the resultant estimate of the value of share instalments payable. As at September 30, 2022, the value of contingent consideration payable was estimated at $60,837 (December 31, 2021 - $1,921,000). During the three and nine-month periods ended September 30, 2022, amounts totalling $1,305,068 and $603,589, respectively (2021 - $Nil and $Nil, respectively) were recorded as a gain in the condensed interim consolidated statements of comprehensive profit and loss with a corresponding credit recorded in the consolidated statement of financial position to contingent consideration payable.

Condensed Interim Consolidated Financial Statements 2022-09-30	9

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

5 - LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES

One of the Company's subsidiaries in China, Asia Synergy Financial Capital ("ASFC"), provides various financial services to small- and medium-sized enterprises.

ASFC provides loans that are either guaranteed by a third party, collateral assets or a combination of both. The loans secured with collateral are either secured by second-hand vehicles or by the residential property of the borrower. Loans that are not guaranteed by collateral assets are guaranteed by a third party.

Loans guaranteed by second-hand vehicles.

The second-hand vehicles are valued by the company credit department before approving a loan. The loan value at inception represents typically between 40% to 80% of the collateral value with an average of 79% as at September 30, 2022 (76% as at December 31, 2021). The second-hand vehicles collateral value is evaluated at the beginning of the loan and periodically during the life of the loan, based on an industry recognized used car guide which has been validated by company personnel, their knowledge, experience and the inspection process before approval of the loan.

Loans guaranteed by second rank mortgage on residential property

Before approving a loan, the Company's credit department will assess the value of any other mortgages taken out on the residential property and put as collateral by the prospective borrower. The loan value at inception typically represents between 25% and 50% of the collateral value exceeding the first rank mortgage taken by the borrower. The value of the residential property is evaluated at the beginning of the loan and periodically during the life of the loan based on a residential broker site, which is validated by the Company personnel, their knowledge, experience and inspection process before approval of the loan.

All the loans secured by collateral assets are registered on the appropriate government regulated system.

Credit Loans guaranteed by a third party

The Company makes loans to small and medium enterprises in the technology sector. Before approving a loan, the Company performs an initial credit evaluation of the borrower. The credit evaluation includes the review of the borrower company's credit profile, operating performance, financial statements, tax payments/receipt records, shareholders' structure and their individual credit rating. Based on this initial evaluation, the Company will then proceed to sign a loan agreement with the SMEs borrowers. To mitigate the default risk in the case of any overdue situation incurred re these credit loans, a letter of guarantee must also be signed before the loan is finally granted to SMEs borrowers. Accordingly, a third party must agree to provide a full guarantee to cover any overdue principal and interest on behalf of the borrowers. The company will also perform ongoing monitoring of SMEs borrowers in the tech industry through visits, phone calls and follow-up on business models development.

Condensed Interim Consolidated Financial Statements 2022-09-30	10

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

5 - LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

For the majority of loans granted, principal and interest are payable by the borrower on a monthly basis.

Loans receivable are summarized as follows :

	2022	2021
	September 30	December 31
Principal balance loans receivable	17,624,337	20,989,935
Less expected credit loss (ECL)	(487,668)	(166,244)
Loans receivable net	17,136,669	20,823,691
Loans receivable maturing in less than 12 months	15,880,636	17,553,358
Loans receivable maturing in more than 12 months	1,256,033	3,270,333
	17,136,669	20,823,691

Impaired loans and allowances for credit loss

The Company performed a three-stage forward looking impairment approach to its loan portfolio to measure the expected credit loss as described in detail in note 4.11 of the annual consolidated financial statements for the year ended December 31, 2021.

Credit quality of loans

The following table presents the gross carrying amount of loans receivable as at September 30, 2022 and December 31, 2021 according to credit quality and ECL impairment stages.

ECL is calculated at the period end on loans that are not insured by a third party with an assumption of a credit loss allocation provision applied as follows:

		Credit Loss Allocation Applied
				Credit and Supply
			Residential	Chain Finance
		Autos	Property	Credit

Stage 1 : 1%		1.0%	1.0%	2.0%
Stage 2: 30%		6.8%	1.0%	2.0%
Stage 3 :100%		40.0%	1.0%	2.0%

		Gross Carrying	Allowance for	Net Carrying
September 30, 2022%		Amount	Credit Loss	Amount
Stage 1 Not overdue <= 30 Days	88.2%	15,544,450	(3,062)	15,541,388
Stage 2 Overdue 30-90 days	0.7%	117,594	(353)	117,241
Stage 3 Overdue> 90 days	11.1%	1,962,293	(484,253)	1,478,040
	100.0%	17,624,337	(487,668)	17,136,669

		Gross Carrying	Allowance for	Net Carrying
December 31, 2021%		Amount	Credit Loss	Amount
Stage 1 Not overdue <= 30 Days	85.2%	17,882,518	(3,362)	17,879,156
Stage 2 Overdue 30-90 days	2.6%	540,283	(3,000)	537,283
Stage 3 Overdue> 90 days	12.2%	2,567,134	(159,882)	2,407,252
	100.0%	20,989,935	(166,244)	20,823,691

Condensed Interim Consolidated Financial Statements 2022-09-30	11

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

5 - LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

The loss allowance for loans to customers as at September 30, 2022, broken down by product type, reconciles to the opening loss allowance for that provision as follows:

	Product Type - Autos
	Stage 1	Stage 2	Stage 3	Total ECL
Loss allowance as at December 31, 2021	1	1,618	150,126	151,745
Originations net of repayments and other derecognitions	(21)	(578)	(21,955)	(22,554)
Net remeasurement	(0)	-	328,398	328,398
Transfers
- to lifetime ECL performing	-	-	-	-
- to lifetime ECL credit-impaired	-	(301)	301	-
Write-offs	-	-	44,797	44,797
Foreign exchange and other	21	(739)	(25,123)	(25,841)
Loss allowance as at September 30, 2022	1	-	476,544	476,545

	Product Type - Residential property
	Stage 1	Stage 2	Stage 3	Total ECL
Loss allowance as at December 31, 2021	207	1,382	9,756	11,345
Originations net of repayments and other derecognitions	(140)	(668)	(4,076)	(4,884)
Change in model	-	(478)	1,550	1,072
Net remeasurement
Transfers
- to 12-month ECL	-	-	-	-
- to lifetime ECL performing	(3)	831	(828)	-
- to lifetime ECL credit-impaired	(10)	(664)	674	-
Foreign exchange and other	(8)	(50)	633	575
Loss allowance as at September 30, 2022	46	353	7,709	8,108

	Product Type - Credit & Supply Chain Finance Credit
	Stage 1	Stage 2	Stage 3	Total ECL
Loss allowance as at December 31, 2021	3,154	-	-	3,154
Originations net of repayments and other derecognitions	220	-	-	220
Foreign exchange and other	(359)	-	-	(359)
Loss allowance as at September 30, 2022	3,015	-	-	3,015

The loss allowance for loans to customers as at December 31, 2021, broken down by product type, reconciles to the opening loss allowance for that provision as follows:

	Product Type - Autos
	Stage 1	Stage 2	Stage 3	Total ECL
Loss allowance as at December 31, 2020	148	1,880	351,293	353,321
Originations net of repayments and other derecognitions	(139)	(1,535)	(156,264)	(157,938)
Net remeasurement	7	894	(33,302)	(32,401)
Transfers
- to lifetime ECL credit-impaired	(13)	(144)	156	(1)
Write-offs	-	-	(22,147)	(22,147)
Foreign exchange and other	(2)	523	10,390	10,911
Loss allowance as at December 31, 2021	1	1,618	150,126	151,745

	Product Type - Residential property
	Stage 1	Stage 2	Stage 3	Total ECL
Loss allowance as at December 31, 2020	295	1,452	4,994	6,741
Originations net of repayments and other derecognitions	(79)	790	90	801
Net remeasurement	-	-	3,645	3,645
Transfers
- to lifetime ECL credit-impaired	(13)	(894)	907	-
Foreign exchange and other	4	34	120	158
Loss allowance as at December 31, 2021	207	1,382	9,756	11,345

Condensed Interim Consolidated Financial Statements 2022-09-30	12

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

5 - LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

	Product Type - Credit & Supply Chain Finance Credit
	Stage 1	Stage 2	Stage 3	Total ECL
Loss allowance as at December 31, 2020	224,355	-	-	224,355
Originations net of repayments and other derecognitions	33,328	-	-	33,328
Net remeasurement	(259,815)	-	-	(259,815)
Foreign exchange and other	5,286	-	-	5,286
Loss allowance as at December 31, 2021	3,154	-	-	3,154

6 - DEBTORS

	2022	2021
	September 30	December 31
Sales tax receivable	244,157	271,514
Advances to companies	198,738	141,184
Deposit on investment (1)	519,210	498,750
Deposits made for transactions on platforms with guarantee (2)	26,177,243	31,142,201
Deposits made for transactions on platforms (3)	1,211,490	1,506,225
Accounts receivable	8,982,413	9,632,651
Safety deposits with a guarantor	-	712,412
Subscriptions receivable from non-controlling interests	860,870	98,239
Promissory notes (4)	245,493	113,193
Prepayments to third party subcontractors (5)	13,563,599	11,885,106
	52,003,213	56,001,475

(1) As at September 30, 2022, as per agreement signed with third parties, AST, a subsidiary of the Company, agreed to participate in a future partnership agreement. AST provided a deposit representing $519,210. As at December 31, 2021, as per agreement signed with third parties, ASDS, a subsidiary of the Company, agreed to participate in a future partnership agreement and provided 25% of the deposit representing $498,750.

(2) As per agreements signed with third parties, subsidiaries of the Company have provided deposits in order to facilitate capital support from financial institutions such as banks and lenders in mainland China. As collateral, the Company kept 10 to 20% of the merchandise in guarantee.

(3) As per agreements signed with third parties, subsidiaries of the Company have provided deposits in order to facilitate capital support from financial institutions such as banks and lenders in mainland China.

(4) On December 15, 2021, loans were issued to two board members of the Company in the amounts of $72,793 and $40,000. On June 3, 2022, an additional loan was issued to a board member of $130,462. The loans are due on December 15, 2022 and December 31 2022 respectively. Each loans bears interest at an annual rate of 1%, which was the prescribed rate at the date of issuance. As of September 30, 2022, the aggregate outstanding principal amount due for said loans is $245,493 (December 31, 2021 - $113,193). In August 2022, one of the board members owing the Company $40,000 resigned and ceased to be a related party.

(5) Subsidiaries of the Company active in supply chain activity made prepayments to suppliers to support operational supply chain processes. These prepayments will be reverted to Company's subsidiaries when services or merchandise transactions are executed.

Debtors' amounts are presented on the consolidated statements of financial position net of the allowance for doubtful accounts. In measuring the expected credit losses, the accounts receivable have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the days past due. The expected loss rates are based on the payment profile for sales based on historical credit losses. Accounts receivable are written off by taking into consideration third party guarantees on payment of debtors and if there is no reasonable expectation of recovery.

When measuring the expected credit losses of other debtors, Advances to companies, Deposits made for transactions on platforms with guarantees, Deposits made for transactions on platforms, Accounts receivable, Safety deposits with a guarantor, Subscriptions receivable from non-controlling interests, Promissory notes and Prepayment to third party subcontractors are assessed individually due to the low number of accounts. The expected loss rates are based on the payment profile of debtors, assessed by the company's lending hub system.

Debtors are written off (i.e. de-recognized) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice date and failure to engage with the Issuer on alternative payment arrangements, amongst other things, are considered indicators of no reasonable expectation of recovery. As at September 30, 2022 an amount of $616,416 (December 31, 2021 - $317,778) was registered for expected credit loss.

Condensed Interim Consolidated Financial Statements 2022-09-30	13

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

7 - PROPERTY AND EQUIPMENT

			Vehicles &
	Right-of-Use	IT & Office	Other
	Assets	Equipment	Equipment	Total
Gross carrying amount
Balance as of January 1, 2022	3,067,626	201,858	191,393	3,460,877
Amounts acquired in a business combination	26,308	20,629	-	46,937
Adjustments	19,626	-	-	19,626
Additions	455,803	44,441	-	500,244
Disposals	(2,344)	-	-	(2,344)
Balance as at September 30, 2022	3,567,019	266,928	191,393	4,025,340

Accumulated amortization
Balance as of January 1, 2022	1,186,255	110,873	101,736	1,398,864
Adjustments	1,153	-	-	1,153
Amortization	435,221	30,586	34,799	500,606
Exchange differences	34,248	2,139	3,236	39,623
Balance as at September 30, 2022	1,656,877	143,598	139,771	1,940,246
carrying amount as at September 30, 2022	1,910,142	123,330	51,622	2,085,094

Gross carrying amount
Balance as at January 1, 2021	1,136,485	122,336	205,358	1,464,179
Amounts acquired in a business combination	179,812	25,312	-	205,124
Additions	1,808,761	54,210	-	1,862,971
Disposals	(57,432)	-	(13,965)	(71,397)
Balance as at December 31, 2021	3,067,626	201,858	191,393	3,460,877

Accumulated amortization
Balance as at January 1, 2021	800,068	70,353	64,391	934,812
Amortization	286,850	41,726	48,413	376,989
Other adjustments	99,715	-	-	99,715
Revaluation of Right-of-use assets	9,978	-	-	9,978
Disposals	-	21	(7,739)	(7,718)
Exchange differences	(10,356)	(1,227)	(3,329)	(14,912)
Balance as at December 31, 2021	1,186,255	110,873	101,736	1,398,863
Net carrying amount as at December 31, 2021	1,881,371	90,985	89,657	2,062,014

8 - INVESTMENTS

	2022	2021
	September 30	December 31
Associate company (1)	99,996	-
Other equity investments (2,3)	961,500	-
	1,061,496	-

(1) The Company holds, through its ASFC subsidiary, a 26% equity interest in Wuxi Deyuan Management Consulting Co., Ltd. ("DEYUAN"), a China-registered company that provides credit outsourcing services.

(2) The Company holds, through its ASDS subsidiary, a 25% equity interest in Jiangyin Xinshang Enterprise Management Partnership ("AXS"), a China-registered company that provides payment services. The equity investment is valued at $480,750 as at September 30, 2022.

(3) The Company holds, through its ASFC subsidiary, a 5% equity interest in Wuxi Xincheng Venture Capital Partnership ("AVC"), a China-registered investment partnership. The equity investment is valued at $480,750 as at September 30, 2022.

Condensed Interim Consolidated Financial Statements 2022-09-30	14

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

 9 - INTANGIBLE ASSETS

			Gold River
	Loan		Supply-
			Chain
	Servicing		Service	Cubeler	Cubeler	Other ERP	Heartbeat
	Agreement	Gold River	Platforms	Interface	Platform	Platforms	Platform	Tradenames	Total	Goodwill
Gross carrying amount
Balance as at January 1, 2022	1,430,000	2,461,348	4,254,973	2,084,893	23,862,000	2,438,062	8,368,063	5,287,000	50,186,339	103,908,976
Amounts arising from business combination	-	-	-	-	-	285,150	-	-	285,150	(1,256,574)
Addition	-	-	4,467,059	155,494	1,163,495	1,544,298	797,202	-	8,127,548	-
Transferred in (out)	-	-	-	-	-	(367,365)	367,365	-	-	-
Balance as at September 30, 2022	1,430,000	2,461,348	8,722,032	2,240,387	25,025,495	3,900,145	9,532,630	5,287,000	58,599,037	102,652,402

Accumulated amortization and impairment loss
Balance as at January 1, 2022	429,000	2,461,348	231,217	643,496	10,228,688	81,731	410,966	2,854,095	17,340,541	41,386,422
Amortization	107,250	-	1,267,490	318,953	1,391,516	567,320	916,578	251,031	4,820,138	-
Impairment loss on intangible	-	-	-	-	-	-	4,218,826	-	4,218,826	-
Exchange differences	-	-	123,500	49,666	-	68,483	42,036	-	283,685	-
Balance as at September 30, 2022	536,250	2,461,348	1,622,207	1,012,115	11,620,204	717,534	5,588,406	3,105,126	26,663,190	41,386,422

Net carrying amount as at September 30, 2022	893,750	-	7,099,825	1,228,272	13,405,291	3,182,611	3,944,224	2,181,874	31,935,847	61,265,980

Gross carrying amount
Balance as at January 1, 2021	1,430,000	2,461,348	-	2,413,059	-	-	-	-	6,304,407	-
Amounts arising from business combinations	-	-	-	-	23,862,000	-	7,471,000	5,287,000	36,620,000	103,908,976
Addition	-	-	3,926,807	-	-	2,438,061	897,063	-	7,261,931	-
Transferred in	-	-	3,006,491	1,942,735	-	234,381	-	-	5,183,607	-
Transferred out	-	-	(2,678,325)	(2,270,901)	-	(234,381)	-	-	(5,183,607)	-
Balance as at December 31, 2021	1,430,000	2,461,348	4,254,973	2,084,893	23,862,000	2,438,061	8,368,063	5,287,000	50,186,338	103,908,976

Accumulated amortization and impairment loss
Balance as at January 1, 2021	286,000	2,461,348	-	393,182	-	-	-	-	3,140,530	-
Amortization	143,000	193,717	231,217	295,868	745,688	81,731	410,966	165,095	2,267,281	-
Impairment loss on intangible	-	(193,717)	-	-	9,483,000	-	-	2,689,000	11,978,283	41,386,422
Exchange differences	-	-	-	(45,554)	-	-	-	-	(45,554)	-
Balance as at December 31, 2021	429,000	2,461,348	231,217	643,496	10,228,688	81,731	410,966	2,854,095	17,340,540	41,386,422

Net carrying amount as at December 31, 2021	1,001,000	-	4,023,756	1,441,397	13,633,312	2,356,331	7,957,097	2,432,905	32,845,798	62,522,554

Condensed Interim Consolidated Financial Statements 2022-09-30	15

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

 9 - INTANGIBLE ASSETS (CONTINUED)

Impairment testing - Goodwill and other intangible assets

Individual intangible assets or CGUs are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

For the purpose of impairment testing, goodwill is allocated to the operating segments expected to benefit from the synergies of the business combinations in which the goodwill arises as set out below, and is compared to its recoverable amount.

For the purpose of impairment testing, at the time of the purchase price allocation, when goodwill arises it is allocated to the operating segments (Cash Generating Units ("CGUs")) expected to benefit from the synergies of the business combinations in which the goodwill arises. Impairment of goodwill is assessed by estimating the recoverable amount of the CGU to which goodwill has been allocated compared to the net carrying value of CGU assets (after any Stage 1 assessment is completed).

Indicators of impairment - Heartbeat

As at September 30, 2022, management revised downward its Heartbeat's business forecasted growth and net generated cash flows following the CGU latest operating performance. Management concluded that Heartbeat's economic performance during the last quarters met the criteria to assess the CGU and related intangible assets for impairment.

Stage 1 impairment review - Heartbeat

The recoverable amounts of the intangible assets were determined individually, applying the Relief from Royalty Method, and compared to their respective carrying amounts. Where the carrying amount of any intangible asset exceeds its recoverable amount it was concluded that the intangible was impaired.

As at September 30, 2022, the recoverable amounts and related carrying values of the intangible assets in the Heartbeat CGUs were assessed to be as follows:

	Recoverable	Carrying
	amount	value	Impairment
Heartbeat platform	3,944,224	8,163,050	(4,218,826)
Heartbeat tradename	16,000	4,000	-

Stage 2 impairment review - Heartbeat

As at September 2022, the goodwill, recoverable amounts and related carrying values of the Heartbeat CGUs were assessed to be as follows:

	Goodwill	Recoverable	Carrying
	included in CGU	amount	value	Impairment
Heartbeat CGU	17,238,835	21,955,899	19,838,108	-

The recoverable amount of the Heartbeat's CGU was determined based on fair value less cost to sell, using the discounted cash flow method of a five-year financial budget approved by management. The Heartbeat's CGU fair value less cost to sell model, considers a post-tax discount rate of 20.5% that reflects current market conditions and the specific risks to the CGUs.

The key assumptions used by management in setting the financial budgets for the initial five-year period are as follows: forecast sales growth rates are based on actual or expected contractual agreements, adjusted for market share gain due to new industry regulations in China, forecast operating profits based on historical experience, adjusted for expected increased operationnal efficiency and market level margins.

Cash flows, beyond that five-year period, consider a steady 3% per annum growth rate, based on the long-term average growth rate for the relevant markets as estimated by management.

The Heartbeat CGU's recoverable amount estimate is particularly sensitive to the discount rate due to significant uncertainties in the forecast, which are reflected in the selected discount rate. A 2.0% discount rate increase would result in a recognized goodwill impairment loss of $7,274. Management is not aware of any other reasonable change in key assumptions that would significantly vary the recoverable amount for the valuation.

10 - ACCOUNTS PAYABLE, ADVANCES AND ACCRUED LIABILITIES

	2022	2021
	September 30	December 31
Trade accounts payable and accruals	4,687,105	5,224,124
Advance from third party customers, no interest (1)	9,169,420	11,044,172
	13,856,525	16,268,296

(1) Advance from downstream corporative clients for supply chain bundle service fee.

Condensed Interim Consolidated Financial Statements 2022-09-30	16

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

11 - LEASE LIABILITIES

	2022	2021
	September 30	December 31
Balance - beginning of period	1,747,984	239,507
Amounts arising from business combination	19,890	-
Additions	455,803	1,977,352
Accretion interest	113,999	65,908
Lease payments	(503,678)	(565,880)
Effect of exchange rate change on obligation	20,171	31,097
Balance - end of period	1,854,169	1,747,984
Current Portion	486,037	432,621
Non-current Portion	1,368,132	1,315,363

Following is a summary of the Company's obligations regarding lease payments:

As at September 30, 2022	Payment due by period
	1 year	2 - 5 years	Beyond 5 years	Total
Lease payments	625,213	1,067,314	629,066	2,321,593

	Payment due by period
As at December 31, 2021	1 year	2 - 5 years	Beyond 5 years	Total
Lease payments	561,677	951,334	729,289	2,242,301

12 - DEBENTURES

Debenture issuance of April 24, 2019

The movement during the nine-month period ended September 30, 2022 and the year ended December 31, 2021, relating to this debenture is summarized as follows:

	2022	2021
	September 30	December 31
Balance at the beginning period / year	-	23,311
Accretion of debentures	-	683
Conversion of debentures	-	(23,994)
Balance at the end of period / year	-	-

13 - BONDS

On May 29, 2020, the Company has placed 400 units of secured corporate bonds at $1,000 per unit. Each unit sold was comprised of $1,000 face value bonds, redeemable on June 10, 2023, bearing interest at a nominal rate of 10% payable monthly, plus 20 purchase warrants exercisable into Company common share at $2.00 per share for a period of 36 months from the date of issuance.

The Bonds will be redeemable after 36 months from the date of issuance (the "Initial Maturity Date"). Each holder has a right (the "Initial Extension Right") at the end of the Initial Maturity Date to extend the Bond for another 12 months (the "Initial Extension Period") by giving written notice to that effect to the Company no later than sixty (60) days prior to the Initial Maturity Date. Any holder that has elected to exercise its Initial Extension Right will also have a further right at the end of the Initial Extension Period to extend its Bond for another 12 months (the "Second Extension Period") under the same notice conditions as stated in the Initial Extension.

Condensed Interim Consolidated Financial Statements 2022-09-30	17

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

13 - BONDS (CONTINUED)

If a holder elects to extend its Bonds, the Company may redeem such holder's Bonds at any time on payment of a 5% premium to redeem the Bonds ("Penalty").

The Company has set aside an amount equal to two years of interest in a separate bank account, which will be used to pay interest payable on the Bonds. Any interest accrued on such sum will be in favour of the Company. The amount set aside as at September 30, 2022, is $23,333 (December 31, 2021 - $53,333) and is presented under Restricted Cash in the Condensed Interim Consolidated statements of Financial position.

Bonds are secured by a pledge on the aggregate assets of the Company, maturing on May 29, 2023. The Company used the residual value method to allocate the principal amount of the bond between the liability and the contributed surplus. Under this method, an amount of $64,896 (net of transaction costs) related to the warrants issued was applied to the contributed surplus. The fair value of the liability component was $227,569 computed as the present value of future principal and interest payments discounted at a rate of 22%.

The movement during the nine-month period ended September 30, 2022 and the year ended December 31, 2021, relating to these bonds can be summarized as follows:

	2022	2021
	September 30	December 31
Balance at the beginning period / year	313,234	258,933
Addition	-	-
Accretion on debentures and bonds	24,299	27,327
Amortization of initial costs	20,175	26,974
Balance at the end period / year	357,708	313,234

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

14 - CEBA LOAN (Canada Emergency Business Account)

On April 20, 2020, the Company applied for and received $40,000 under the Canada Emergency Business Account (CEBA). Further, on September 1, 2021, through its acquisition of Cubeler, the Company acquired an additional CEBA loan totaling $60,000. Under this program providing interest-free loans, repaying the balance of the loan on or before December 31, 2023, will result in loan forgiveness of 33% ($33,000), which is the intention of the Company. Subsequent to year-end 2021, the Government of Canada announced that the deadline to repay loans under the Canada Emergency Business Account program would be extended by one year (that is from December 31, 2022 to December 31, 2023). As of January 1, 2024, the loan balance will bear interest at 5% and will be repayable on maturity on December 31, 2025.

15 - SHAREHOLDERS' EQUITY

15.1 Authorized share capital

The share capital of the Company consists of an unlimited number of common shares without par value.

Share Consolidation

Effective July 27, 2021, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for two pre- consolidation shares. Unless otherwise stated, all share amounts have been restated retrospectively to reflect this share consolidation.

Condensed Interim Consolidated Financial Statements 2022-09-30	18

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

15 - SHAREHOLDERS' EQUITY (CONTINUED)

15.2 Description of the shareholders' equity operations during the nine-month period ended September 30, 2022

a) During the nine-month period ended September 30, 2022, the Company issued 2,259,500 common shares at an average exercise price of $0.90 per share for total proceeds of $2,025,500 upon the exercise of share purchase warrants, out of which, $150,000 was received in 2021. An amount of $522,971 related to exercised warrants were transferred from contributed surplus to share capital in the consolidated statements of changes in equity (note 14.4).

b) During the nine-month period ended September 30, 2022, the Company issued 117,500 common shares at an average exercise price of $2.10 per share for total proceeds of $246,750 upon the exercise of stock options, and $217,420 related to exercised stock options were transferred from contributed surplus to share capital in the consolidated statements of changes in equity (note 16).

15.3 Description of the shareholders' equity operations during the nine-month period ended September 30, 2021

a) During the nine-month period ended September 30, 2021, $25,000 of secured debentures with a conversion price of $1.00 per share were converted into common shares of the Company. At the date of conversion these debentures had an amortized cost totalling $23,994. The Company therefore issued 50,000 common shares to the debenture holders and recorded $23,994 in share capital. In addition, amounts of $3,489 related to these debenture conversions, were transferred to capital stock from conversion options in the consolidated statement of financial position.

b) During the nine-month period ended September 30, 2021, the Company issued 16,675 common shares at an average price of $3.05 per share to settle $50,850 of debts related to services received by the Company, of which $15,000 was recorded in public relations fees in the condenssed interim consolidated statements of comprehensive profit and loss, $35,850 was recorded against accounts payable and accruals in the condensed interim consolidated statements of financial position.

c) During the nine-month period ended September 30, 2021, the Company issued 7,157,732 common shares at an average exercise price of $0.84 per share for total proceeds of $5,993,925 upon the exercise of share purchase warrants, and $2,135,722 related to exercised warrants were transferred from contributed surplus to share capital in the condensed interim statements of consolidated equity.

d) During the nine-month period ended September 30, 2021, the Company issued 82,500 common shares at an average exercise price of $1.00 per share for total proceeds of $82,500 upon the exercise of stock options, and $79,590 related to exercised stock options were transferred from contributed surplus to share capital in the condensed interim statements of consolidated equity.

e) On April 8, 2021 the Company issued the final tranche of 511,169 common shares at $0.79 per share with a total consideration of $403,610 in relation to a business combination (refer note 4). Consequently $403,610 was credited to share capital with the offset being debited to equity to issue in the condensed interim statement of consolidated equity.

f) On July 7, 2021, the Company closed a short-form prospectus financing consisting of the sale of 13,149,999 units (a "Unit") at a price of $4,00 per Unit for poceeds of $52,600,000 (net proceeds of $46,105,695 after related expenses). Each unit consists of one (1) common share and half (0.5) common share purchase warrant. Each warrant entitles the holder to purchase one (1) share of the Company at the price of $7.00 each for a period of twenty- four (24) months from the date of issuance.

The fair value of the 6,575,000 warrants was $13,397,109. The value attributed to contributed surplus was $10,677,558. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$3.90
Expected life	2 years
Risk-free interest rate	0.48%
Volatility	127%
Exercise price at the date of grant	$7.00

The Company also granted 920,500 compensation warrants to eligible persons who helped place the private placements entitling them to purchase a number of the Company common shares at a price of $7.00 per common share for a twenty-four-month period from the issuance.

The fair value of the 920,500 compensation warrants was $1,875,595 which was recorded in share issue costs and have been disclosed as a reduction in share capital in the interim condensed consolidated statements of changes in equity with the credit recorded in contributed surplus. The fair value of the warrants was calculated using the Black & Scholes option pricing models and the following weighted average assumptions:

Share price at the date of grant	$3.90
Expected life	2 years
Risk-free interest rate	0.48%
Volatility	127%
Exercise price at the date of grant	$7.00

In connection with the shot-form prospectus financing, the Company incurred share issue costs totalling $6,247,135 which have been disclosed as a reduction in share capital in the interim condensed consolidated statements of changes in equity.

Condensed Interim Consolidated Financial Statements 2022-09-30	19

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

15 - SHAREHOLDERS' EQUITY (CONTINUED)

15.4 Warrants

The outstanding warrants as at September 30, 2022 and December 31, 2021 and the respective changes during the nine-month period and the year then ended, are summarized as follows:

	September 30, 2022		December 31, 2021
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of period	17,332,504	3.06	14,662,750	0.97
Granted	-	-	14,990,999	3.50
Expired	(584,690)	-	(15,000)	1.33
Exercised	(2,259,501)	0.90	(12,306,245)	1.11
Outstanding and exercisable, end of period	14,488,313	3.50	17,332,504	3.06

As of September 30, 2022 and December 31, 2021, the number of outstanding warrants which could be exercised for an equivalent number of common shares at the exception of the warrants expiring on July 23, 2023 which two warrants are needed to be exercised for one common share, is as follows:

	September 30, 2022		December 31, 2021
	Number	Exercise price	Number	Exercise price
Expiration date
February, 2022	-	-	360,000	2.00
July, 2022	-	-	585,000	0.50
August, 2022	-	-	1,298,690	0.50
October, 2022	-	-	350,000	0.80
October, 2022	-	-	250,000	1.50
May, 2023	3,000	2.00	3,500	2.00
May, 2023	13,328	1.00	13,328	1.00
July, 2023	12,870,149	3.50	12,870,149	3.50
July, 2023	1,601,836	3.50	1,601,837	3.50
	14,488,313		17,332,504

16 - SHARE-BASED PAYMENTS

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may, from time to time, at its discretion and in accordance with the Exchange regulations, grant to directors, officers, employees and others providing similar services to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares exercisable for a period of up to 5 years from the date of grant. The options reserved for issuance to any individual director, officer or employee will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to others providing services will not exceed 2% of the issued and outstanding common shares. Options may be exercised as of the grant date for a period determined by the Board, but shall not be greater than 5 years from the date of the grant and 90 days following cessation of the optionee's position with the Company. Provided that the cessation of office, directorships or employment or other similar service arrangement was by reason of death (in the case of an individual), the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

The outstanding options as at September 30, 2022 and December 31,2021 and the respective changes during the nine-month period and the year then ended, are summarized as follows:

	September 30, 2022		December 31, 2021
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Outstanding, beginning of period	4,689,250	1.93	4,351,750	1.34
Granted	167,047	4.37	945,000	4.45
Exercised (1)	(117,500)	2.10	(607,500)	1.59
Expired	(272,500)	2.10	-	-
Forfeited	(560,000)	3.23	-	-
Outstanding end of period	3,906,297	2.02	4,689,250	1.93
Exercisable end of period	2,764,750	1.50	2,488,550	1.39

(1) Market value of the shares was $3.96 and $2.95 on the exercise date of these options

Condensed Interim Consolidated Financial Statements 2022-09-30	20

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

16 - SHARE-BASED PAYMENTS (CONTINUED)

The table below summarizes the information related to outstanding share options as at September 30, 2022.

	Range of	Number of	Weighted average remaining
Maturity date	exercise price	options	contractual life (years)
November 27, 2022	1.10	18,750	1 months
December 15, 2022	1.60	171,250	2 months
April 16, 2023	1.00	5,000	6 months
June 5, 2023	1.00	288,750	8 months
November 28, 2023	1.00	37,500	1 years and 1 months
May 1, 2024	1.00	50,000	1 years and 7 months
May 27, 2024	1.00	447,500	1 years and 7 months
September 5, 2024	1.00	10,000	1 years and 11 months
November 1, 2024	1.10	50,000	2 years and 1 months
November 12, 2024	1.00	5,000	2 years and 1 months
June 11, 2025	1.00	745,500	2 years and 8 months
October 28, 2025	1.50	1,075,000	3 years and 0 months
November 6, 2025	2.70	50,000	3 years and 1 months
March 22, 2026	5.50	55,000	3 years and 5 months
May 13, 2026	4.80	5,000	3 years and 7 months
July 7, 2026	4.10	700,000	3 years and 9 months
October 28, 2026	11.50	25,000	4 years and 0 months
January 1, 2027	7.50	32,725	4 years and 3 months
February 1, 2027	5.60	42,881	4 years and 4 months
March 1, 2027	4.10	2,941	4 years and 5 months
April 1, 2027	4.16	15,627	4 years and 6 months
May 1, 2027	5.13	13,585	4 years and 7 months
June 1, 2027	2.55	2,842	4 years and 8 months
July 1, 2027	1.65	5,763	4 years and 9 months
August 1, 2027	1.41	35,892	4 years and 10 months
September 1, 2027	2.08	14,791	4 years and 11 months
		3,906,297

Condensed Interim Consolidated Financial Statements 2022-09-30	21

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

16 - SHARE-BASED PAYMENTS (CONTINUED)

The table below summarizes the information related to outstanding share options as at December 31, 2021.

	Range of	Number of	Weighted average remaining
Maturity date	exercise price	options	contractual life (years)
June 1, 2022	2.10	390,000	5 months
November 27, 2022	1.10	18,750	10 months
December 15, 2022	1.60	171,250	11 months
April 16, 2023	1.00	5,000	1 year and 3 months
June 5, 2023	1.00	288,750	1 year and 5 months
November 28, 2023	1.00	37,500	1 year and 10 months
May 1, 2024	1.00	50,000	2 years and 4 months
May 27, 2024	1.00	447,500	2 years and 4 months
September 5, 2024	1.00	10,000	2 years and 8 months
November 1, 2024	1.10	50,000	2 years and 10 months
November 12, 2024	1.00	5,000	2 years and 10 months
June 11, 2025	1.00	745,500	3 years and 5 months
August 7, 2025	0.45	250,000	3 years and 7 months
October 28, 2025	1.50	1,225,000	3 years and 9 months
November 6, 2025	2.70	50,000	3 years and 10 months
January 28, 2026	5.70	25,000	4 years and 0 months
March 22, 2026	5.50	55,000	4 years and 2 months
May 13, 2026	4.80	10,000	4 years and 4 months
July 7, 2026	4.10	825,000	4 years and 6 months
August 10, 2026	8.00	5,000	4 years and 7 months
October 28, 2026	11.50	25,000	4 years and 9 months
		4,689,250

During the three and nine-month period ended September 30, 2022 the Company recorded an expense of $559,935 and $1,672,237 respectively related to share-based payments (periods ended September 30, 2021 - $815,801 and $1,557,006). The offset was credited to contributed surplus.

16.1 Share-based payments granted to directors and employees during the nine-month period ended September 30, 2022

a) On January 1, 2022 the Company granted options to acquire 32,725 common shares of the Company at an average exercise price of $7.50 to employees.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $179,183, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$7.15
Expected life	5 years
Risk-free interest rate	1.25%
Volatility	106%
Exercise price at the date of grant	$7.50

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

b) On February 1, 2022 the Company granted options to acquire 42,881 common shares of the Company at an average exercise price of $5.60 to employees.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $173,796 was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$5.28
Expected life	5 years
Risk-free interest rate	1.63%
Volatility	106%
Exercise price at the date of grant	$5.6

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

Condensed Interim Consolidated Financial Statements 2022-09-30	22

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

16 - SHARE-BASED PAYMENTS (CONTINUED)

c) On March 1, 2022 the Company granted options to acquire 2,941 common shares of the Company at an average exercise price of $4.10 to employees.

The options vest over a two-year period and are exercisable over a period of five years.

The fair value of the options granted, amounting to $8,455 was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$3.82
Expected life	5 years
Risk-free interest rate	1.61%
Volatility	104%
Exercise price at the date of grant	$4.1

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

d) On April 1, 2022 the Company granted options to acquire 10,627 common shares of the Company at an average exercise price of $4.16 to employees.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $37,748, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$3.96
Expected life	5 years
Risk-free interest rate	2.50%
Volatility	109%
Exercise price at the date of grant	$4.16

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

e) On May 1, 2022 the Company granted options to acquire 13,585 common shares of the Company at an average exercise price of $5.13 to employees. The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $50,605, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$4.67
Expected life	5 years
Risk-free interest rate	2.80%
Volatility	103%
Exercise price at the date of grant	$5.13

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

f) On June 1, 2022 the Company granted options to acquire 2,842 common shares of the Company at an average exercise price of $2.55 to employees.

The options vest over a two-year period and are exercisable over a period of five years.

The fair value of the options granted, amounting to $5,440, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$2.14
Expected life	5 years
Risk-free interest rate	2.86%
Volatility	109%
Exercise price at the date of grant	$2.55

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

Condensed Interim Consolidated Financial Statements 2022-09-30	23

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

16 - SHARE-BASED PAYMENTS (CONTINUED)

g) On July 1, 2022 the Company granted options to acquire 5,763 common shares of the Company at an average exercise price of $1.65 to employees.

The options vest over a two-year period and are exercisable over a period of five years.

The fair value of the options granted, amounting to $6,589, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$1.46
Expected life	5 years
Risk-free interest rate	3.06%
Volatility (1)	110%
Exercise price at the date of grant	$1.65

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

h) On August 1, 2022 the Company granted options to acquire 35,892 common shares of the Company at an average exercise price of $1.41 to employees.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $34,636, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$1.24
Expected life	5 years
Risk-free interest rate	2.80%
Volatility (1)	109%
Exercise price at the date of grant	$1.41

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

i) On September 1, 2022 the Company granted options to acquire 14,791 common shares of the Company at an average exercise price of $2.08 to employees.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $22,581 was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$1.90
Expected life	5 years
Risk-free interest rate	3.37%
Volatility (1)	114%
Exercise price at the date of grant	$2.08

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

16.2 Options granted to consultants during the nine-month period ended September 30, 2022

a) On April 1, 2022 the Company granted options to acquire 5,000 common shares of the Company at an average exercise price of $4.16 to a consultant.

The options vest over a period of nine months and are exercisable over a period of five years.

The fair value of the options granted, amounting to $15,526 was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$3.96
Expected life	5 years
Risk-free interest rate	2.50%
Volatility	109%
Exercise price at the date of grant	$4.16

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

Condensed Interim Consolidated Financial Statements 2022-09-30	24

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

16 - SHARE-BASED PAYMENTS (CONTINUED)

16.3 Share-based payments granted to directors and employees during the nine-month period ended September 30, 2021

a) During the nine-month period ended September 30, 2021 the Company granted options to acquire 25,000 common shares of the Company at an average exercise price of $5.70 to a director.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $103,780, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$5.32
Expected life	5 years
Risk-free interest rate	0.46%
Volatility	111%
Dividend	0%
Exercise price at the date of grant	$5.70

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

b) On May 13, 2021, the Company granted 10,000 options to new employees at an exercise price of $4.80 per share. The options are vesting over a periods of eight, sixteen and twenty-four-month following the date of granting and will be exercisable over a period of five years expiring in May 2026.

The options vest over a two-year period and are exercisable over a period of five years.

The fair value of the options granted, amounting to $33,764, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$4.40
Expected life	5 years
Risk-free interest rate	0.95%
Volatility	108%
Dividend	0%
Exercise price at the date of grant	$4.80

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

c) On July 7, 2021, the Company granted 825,000 options to certain diectors, officers and key employees at an exercise price of $4.10 per share. The options are vesting over a twenty-four-month period following the date of granting and will be exercisable over a period of five years expiring in July 2026.

The options vest over a period of eight, sixteen and twenty-four months and are exercisable over a period of five years.

The fair value of the options granted, amounting to $2,424,249, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$3.90
Expected life	5 years
Risk-free interest rate	0.93%
Volatility	104%
Dividend	0%
Exercise price at the date of grant	$4.10

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

Condensed Interim Consolidated Financial Statements 2022-09-30	25

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

16 - SHARE-BASED PAYMENTS (CONTINUED)

d) On August 10, 2021, the Company granted 5,000 options to a new employee at an exercise price of $8.00 per share. The options are vesting over a twenty-four-month period following the date of granting and will be exercisable over a period of five years expiring in August 2026.

The options vest over a period of eight, sixteen and twenty-four months and are exercisable over a period of five years.

The fair value of the options granted, amounting to $28,459, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$7.57
Expected life	5 years
Risk-free interest rate	0.41%
Volatility	104%
Dividend	0%
Exercise price at the date of grant	$8.00

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

16.4 Options granted to consultants during the nine-month period ended September 30, 2021

a) During the nine-month period ended September 30, 2021 the Company granted options to acquire 55,000 common shares of the Company at an average exercise price of $5.50 to one of its service providers as part of an investors relations agreement.

The options vest over a period of nine months and are exercisable over a period of five years .

The fair value of the options granted, amounting to $235,434, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$5.48
Expected life	5 years
Risk-free interest rate	0.92%
Volatility	109%
Dividend	0%
Exercise price at the date of grant	$5.50

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

17 - CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company's capital management objectives are as follows:

- To ensure the Company's ability to continue its development;

- To provide an adequate return to shareholders.

The Company monitors capital on the basis of the carrying amount of equity which represents $150,315,610 as at September 30, 2022 (December 31, 2021 - $165,590,366).

The Company manages its capital structure and makes adjustments to it to ensure it has sufficient liquidity and raises capital through stock markets to continue its development.

The Company is not subject to any externally imposed capital requirements.

Condensed Interim Consolidated Financial Statements 2022-09-30	26

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

18 - FINANCIAL INSTRUMENTS

18.1 Classification of financial instruments

As at September 30, 2022, the carrying amount of financial assets and financial liabilities were as follows:

	September 30, 2022
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
Financial assets
Financial assets measured at amortized cost
Cash	-	8,488,247	8,488,247
Restricted Cash	-	23,333	23,333
Debtors	-	51,759,056	51,759,056
Loans receivable	-	17,136,669	17,136,669
	-	77,407,305	77,407,305
Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	-	13,373,093	13,373,093
Bonds	-	357,708	357,708
CEBA Loan	-	100,000	100,000
Contingent consideration payable	60,837	-	60,837
	60,837	13,830,801	13,891,638

As at December 31, 2021, the carrying amount of financial assets and financial liabilities were as follows:

	December 31, 2021
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
Financial assets
Financial assets measured at amortized cost
Cash	-	18,796,914	18,796,914
Restricted cash	-	53,333	53,333
Debtors	-	55,729,961	55,729,961
Loans receivable	-	20,823,691	20,823,691
	-	95,403,899	95,403,899
Financial liabilities
Financial liabilities measured at amortized cost	-
Accounts payable and accrued liabilities	-	15,903,158	15,903,158
Bonds	-	313,234	313,234
CEBA Loan	-	100,000	100,000
Contingent consideration payable	1,921,000	-	1,921,000
	1,921,000	16,316,392	18,237,392

Condensed Interim Consolidated Financial Statements 2022-09-30	27

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

18 - FINANCIAL INSTRUMENTS (CONTINUED)

18.2 Financial risk management objectives and policies

The Company is exposed to various risks in relation to financial instruments. The main risks the Company is exposed to are credit risk and liquidity risk.

The Company does not actively engage in the trading of financial instruments for speculative purposes.

No changes were made in the objectives, policies and processes related to financial instrument risk management during the reporting periods. The most significant financial risks to which the Company is exposed are described below.

18.3 Financial risks

18.3.1 Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient amount. The Company's objective is to maintain a cash position sufficient to cover the next twelve-month obligations (note 2).

The Company's non-derivative financial liabilities have contractual maturities (including interest payments where applicable) as summarized below:

	September 30, 2022
	Current		Long-term
	Within 6 months	6 to 12 months	More than 12 months
Accounts payable and accrued liabilities	13,373,093	-	-
Bonds	-	400,000	-
Contingent consideration payable	-	-	152,573
CEBA loan	-	-	100,000
	13,373,093	400,000	252,573

	December 31, 2021
	Current		Long-term
	Within 6 months	6 to 12 months	More than 12 months
Accounts payable and accrued liabilities	15,903,158	-	-
Bonds	-	-	400,000
Contingent consideration payable	-	1,317,375	2,386,125
CEBA loan	-	-	100,000
	15,903,158	1,317,375	2,886,125

Condensed Interim Consolidated Financial Statements 2022-09-30	28

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

18 - FINANCIAL INSTRUMENTS (CONTINUED)

18.4 Finance costs

The breakdown in Finance costs during the three and nine-month periods ended September 30, 2022 and 2021 is as follows:

	2022	2021	2022	2021
	September 30	September 30	September 30	September 30
	Three-month	Three-month	Nine-month	Nine-month
Interest on debentures	-	-	-	333
Interest on lease liabilities (note 11)	38,598	26,277	113,999	40,247
Interest on security deposit and advances	-	22,697	-	76,856
Interest on bonds	10,000	10,000	30,000	30,000
Interest income	(34,310)	(26,343)	(72,805)	(36,949)
Accretion on debentures and bonds	8,596	7,047	24,299	20,601
Total interest expense	22,884	39,678	95,493	131,089
Miscellaneous	772	1,928	23,243	6,285
Total Finance costs	23,656	41,606	118,736	137,374

18.5 Fair value

The following methods and assumptions were used to determine the estimated fair value for each class of financial instruments:

- The fair value of cash, restricted cash, loans receivable on short and long term and debtors (except sales tax receivables), accounts payable, advances and accrued liabilities approximate their carrying amount, given the short-term maturity;

- The fair value of the debentures and the bonds is estimated using a discounted cash flow approach and approximate their carrying amount. CEBA loan is recognized as it cost which is close from its fair value;

- The fair value of contingent compensation payable related to the acquisition of certain assets and personnel from Heartbeat (note 4) is estimated using a discounted cash flow method and reflects management's estimate that the contract's target level will be achieved and the expected Company's share price.

The Company categorized its financial instruments based on the following three levels of inputs used for fair value measurements:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets and liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Bonds are level 3 under the fair value hierarchy.

Contingent consideration payable, the CEBA loan, loans receivable on short and long term are level 3 under the fair value hierarchy.

Condensed Interim Consolidated Financial Statements 2022-09-30	29

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

19 - RELATED PARTY TRANSACTIONS

The Company's related party transactions do not include, unless otherwise stated, special terms and conditions. No guarantees were given or received. Outstanding balances are usually settled in cash.

Transactions with key management personnel, officers and directors

The Company's key management personnel are, the CEO, the CFO , the China CEO and the members of the Board. Their remuneration includes the following expenses:

	2022	2021	2022	2021
	September 30	September 30	September 30	September 30
	Three-month	Three-month	Nine-month	Nine-month
Salaries and fringe benefits	348,163	197,232	1,067,998	553,546
Share-based payments	385,324	747,880	1,207,171	1,391,300
Royalty- Cubeler	-	32,524	-	107,202
	733,487	977,636	2,275,169	2,052,048

These transactions occurred in the normal course of operations and have been measured at fair value.

As at September 30, 2022 and December 31, 2021 the condensed interim consolidated statement of financial position includes the following amounts with related parties:

	2022	2021
	September 30	December 31
Loans, with interest (1)	245,493	113,193
	245,493	113,193

(1) POn December 15, 2021, loans were issued to two board members of the Company in the amounts of $72,793 and $40,000. On June 3, 2022, an additional loan was issued to a board member of $130,462. The loans are due on December 15, 2022 and December 31, 2022 respectively. Each loans bears interest at an annual rate of 1%, which was the prescribed rate at the date of issuance. As of September 30, 2022, the aggregate outstanding principal amount due for said loans is $245,493 (December 31, 2021 - $113,193).

20 - SEGMENT REPORTING

The Company has determined that it has two operating segments, which are defined below. For presentation purposes, other activities are grouped in the 'Other' heading. Each operating segment is distinguished by the type of products and services it offers and is managed separately as each requires different business processes, marketing approaches and resources. All inter-segment transfers are carried out at arm's length prices based on prices charged to unrelated customers in stand-alone sales of identical goods and services.

The operating segments are detailed as follows:

Fintech Platform

The Fintech Platform segment comprises the procurement and distribution of products within supply chain or facilitating transactions in the commercial lending industry through technology platforms.

Condensed Interim Consolidated Financial Statements 2022-09-30	30

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

20 - SEGMENT REPORTING (CONTINUED)

Financial Services

The Financial Services segment encompasses providing commercial loans to entrepreneurs and SMEs and the activity of providing turn-key credit outsourcing services to banks and other lending institutions.

The Fintech Platform segment operates in North America and China, the Financial Services segment operates in China.

Other

The "Other" category includes the activity and unallocated portion of the Canadian parent company's services and all non-operating holdings registered in Hong Kong and China.

The segment information for the nine-month periods ended September 30, 2022 and 2021 are as follows:

	Nine-month period ended September 30, 2022
	Fintech	Financial
	Platform	Services	Other	Elimination	Total
Revenues (1)
Financial service revenue from external customers	-	1,452,487	-	-	1,452,487
Fees and sales from external customers	5,287,021	514,368	-	-	5,801,389
Supply chain services	81,555,932	-	(50,862)	-	81,505,070
Inter-segment	5,386,177	271,724	-	(5,657,901)	-
Total revenues	92,229,130	2,238,579	(50,862)	(5,657,901)	88,758,946

Expenses
Depreciation and amortization	5,185,746	129,213	5,785	-	5,320,744
Interest expense	97,813	21,685	(762)	-	118,736
All other expenses	87,322,076	1,097,673	16,871,796	(5,657,901)	99,633,644
Total expenses	92,605,635	1,248,571	16,876,819	(5,657,901)	105,073,124

Profit (loss) before tax	(376,505)	990,008	(16,927,681)	-	(16,314,178)
Income tax	818,705	274,599	-	-	1,093,304
Net profit (loss)	(1,195,210)	715,409	(16,927,681)	-	(17,407,482)

Non-controlling interest	(131,114)	367,154	-	-	236,040
Net profit (loss) attributable to:
Owners of the parent	(1,064,096)	348,255	(16,927,681)	-	(17,643,522)

Segmented assets	146,761,792	21,846,676	6,881,299	(212,494)	175,277,274

(1) Revenues from external customers have been identified on the basis of the customer's geographical location, which is China.

	Nine-month period ended September 30, 2021
	Fintech	Financial
	Platform	Services	Other	Elimination	Total
Revenues (1)
Financial service revenue from external customers	-	1,835,609	-	-	1,835,609
Fees and sales from external customers	3,022,671	827,237	-	-	3,849,908
Supply chain services	64,730,021	-	168,988	-	64,899,009
Inter-segment	669,460	119,034	-	(788,494)	-
Total revenues	68,422,152	2,781,879	168,988	(788,494)	70,584,525

Expenses
Depreciation and amortization	475,874	189,470	15,386	-	680,730
Interest expense	98,471	4,830	(2,644)	-	100,657
All other expenses	(475,874)	(95,829)	67,909,637	(788,494)	66,549,440
Total expenses	98,471	98,471	67,922,378	(788,494)	67,330,827

Profit (loss) before tax	68,323,680	2,683,408	(67,753,390)	-	3,253,698
Income tax	1,359,718	456,969	4,356		1,821,043
Net profit (loss)	66,963,963	2,226,439	(67,757,746)	-	1,432,655

Non-controlling interest	364,311	497,000	-	-	861,311
Net profit (loss) attributable to: owners of the parent	66,599,652	1,729,439	(67,757,746)	-	571,344

Segmented assets	37,622,440	24,588,687	19,368,327	49,162,711	130,742,165

(1) Revenues from external customers have been identified on the basis of the customer's geographical location, which is China.

Condensed Interim Consolidated Financial Statements 2022-09-30	31

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

20 - SEGMENT REPORTING (CONTINUED)

The Company's non-current assets are located in the following geographic regions:

	2022	2021
	September 30	December 31
	Non-current Assets	Non-current Assets
China	16,543,725	10,900,348
Canada	81,197,816	89,991,187
	97,741,541	100,891,535

21 - NON-CONTROLLING INTERESTS

The Company controls the following subsidiaries that have significant non-controlling interests.

	2022	2021
	September 30	December 31
	% ownership	% ownership
	and voting rights	and voting rights
Entities	held the by NCIs	held the by NCIs
Asia Synergy Supply Chain Ltd. ("ASSA")	49%	49%
Asia Synergy Financial Capital Ltd. ("ASFC")	49%	49%
Wechain (Nanjing) Technology Service Co., Ltd. ("WECHAIN")	49%	49%
Beijing Kailifeng New Energy Technology Co., Ltd. ("KALIFENG")	49%	49%
Shanghai Xinhuizhi Supply Chain Management Co., Ltd. ("ASAC")	49%	49%
Jiangsu Supairui IOT Technology Co., Ltd. ("ASTH")	20%	-

	Total comprehensive profit and loss
	allocated to NCI		Accumulated NCI
	Nine-month period ended		As at
	2022	2021	2022	2021
Entities	September 30	September 30	September 30	December 31
Asia Synergy Supply Chain Ltd. ("ASSA")	148,721	491,538	2,131,520	1,951,538
Asia Synergy Financial Capital Ltd. ("ASFC")	172,592	453,500	11,662,189	11,520,859
Wechain (Nanjing) Technology Service Co., Ltd. ("WECHAIN")	(235,754)	(120,766)	547,527	783,281
Beijing Kailifeng New Energy Technology Co., Ltd. ("KALIFENG")	(112,520)	(4,082)	714,815	64,703
Shanghai Xinhuizhi Supply Chain Management Co., Ltd. ("ASAC")	(25)	-	950	-
Jiangsu Supairui IOT Technology Co., Ltd. ("ASTH")	14,866	-	42,267	-
	(12,120)	820,190	15,099,268	14,320,381

No dividends were paid to NCIs during the nine-month periods ended September 30, 2022 and 2021.

Condensed Interim Consolidated Financial Statements 2022-09-30	32

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

21 - NON-CONTROLLING INTERESTS (CONTINUED)

Summarized financial information for subsidiaries with NCIs, before intragroup eliminations are as follows:

	ASSC		ASFC		Wechain		Kailifeng		ASAC		ASTH		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	September 30	December 31	September 30	December 31	September 30	December 31	September 30	December 31	September 30	December 31	September 30	December 31	September 30	December 31
Current assets	6,125,772	8,454,526	24,350,960	26,519,686	590,967	446,330	893,222	130,545	1,904	-	1,247,011	-	33,209,837	35,551,087
Non-current assets	610	391	635,622	124,846	747,335	1,283,169	658,359	59,760	-	-	313,475	-	2,355,401	1,468,166
	6,126,383	8,454,917	24,986,581	26,644,532	1,338,302	1,729,499	1,551,582	190,305	1,904	-	1,560,486	-	35,565,238	37,019,252
Current liabilities	1,665,226	4,238,109	1,064,895	2,584,145	187,419	67,363	88,071	56,091	-	-	1,206,161	-	4,211,773	6,945,708
Non-current liabilities	-	-	56,596	69,209	46,318	66,128	9,601	-	-	-	20,540	-	133,055	135,337
	1,665,226	4,238,109	1,121,492	2,653,354	233,737	133,491	97,672	56,091	-	-	1,226,701	-	4,344,828	7,081,045
Equity attributable to owners of the parent	2,218,521	2,031,193	12,138,197	11,991,098	569,875	815,252	743,991	67,344	988	-	169,067	-	15,840,639	14,904,886
Non-controlling interests	2,131,520	1,951,538	11,662,189	11,520,859	547,527	783,281	714,815	64,703	950	-	42,267	-	15,099,268	14,320,381

	ASSC		ASFC		Wechain		Kailifeng		ASAC		ASTH		Total
	Nine-month period ended		Nine-month period ended		Nine-month period ended		Nine-month period ended		Nine-month period ended		Nine-month period ended		Nine-month period ended
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	September 30	September 30	September 30	September 30	September 30	September 30	September 30	September 30	September 30	September 30	September 30	September 30	September 30	September 30
Revenue	2,935,957	20,968,703	1,724,211	1,954,642	569,428	-	-	-	-	-	1,122,012	-	6,351,608	22,923,345
Profit for the year attributable to the
owners of the parent	196,283	507,742	382,140	517,286	(232,621)	(124,313)	(119,546)	(4,249)	(10)	-	74,662	-	300,908	896,466
Profit for the year attributable to NCIs	188,585	487,831	367,154	497,000	(223,498)	(119,438)	(114,858)	(4,082)	(9)	-	18,666	-	236,040	861,311
Profit (loss) for the year	384,869	995,573	749,294	1,014,286	(456,119)	(243,751)	(234,404)	(8,331)	(19)	-	93,328	-	536,948	1,757,777
Other comprehensive income ("OCI") for the year
OCI attributable to the owners of the parent	(41,491)	3,858	(202,503)	(45,276)	(12,756)	(1,382)	2,434	-	(16)	-	(3,955)	-	(258,289)	(42,800)
OCI attributable to NCIs	(39,864)	3,707	(194,562)	(43,500)	(12,256)	(1,328)	2,338	-	(16)	-	(3,800)	-	(248,160)	(41,121)
OCI for the year	(81,356)	7,565	(397,065)	(88,776)	(25,012)	(2,710)	4,772	-	(32)	-	(7,755)	-	(506,448)	(83,921)
Total comprehensive income for the year
attributable to the owners of the parent	154,792	511,600	179,637	472,010	(245,377)	(125,695)	(117,112)	(4,249)	(26)	-	70,707	-	42,619	853,666
Total comprehensive income for
the year attributable to NCIs	148,721	491,538	172,592	453,500	(235,754)	(120,766)	(112,520)	(4,082)	(25)	-	14,866	-	(12,120)	820,190
Total comprehensive profit and
loss for the year	303,513	1,003,138	352,229	925,510	(481,131)	(246,461)	(229,631)	(8,331)	(51)	-	85,572	-	30,500	1,673,856
Net cash used in operating activities	2,107,979	1,489,543	3,167,764	(1,424,832)	(148,235)	(142,353)	(831,556)	-	(19)	-	(318,066)	-	3,977,866	(77,642)
Net cash used in investing activities	(645)	(2)	(459,554)	(3,035)	44,099	(141,532)	(610,199)	-	-	-	98,977	-	(927,322)	(144,569)
Net cash from financing activities	(1,993,590)	(1,355,533)	(794,560)	118,304	(47,219)	256,409	1,447,156	-	1,989	-	312,757	-	(1,073,467)	(980,820)
Foreign exchange differences	(26,776)	36,123	(875,382)	254,608	(35,324)	(4,940)	(2,292)	-	(66)	-	(12,472)	-	(952,311)	285,791
Net cash (outflow) inflow for the year	86,967	170,131	1,038,269	(1,054,955)	(186,679)	(32,416)	3,109	-	1,904	-	81,196	-	1,024,767	(917,240)

Condensed Interim Consolidated Financial Statements 2022-09-30	33

TENET FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the nine-month periods ended September 30, 2022 and 2021 (In Canadian dollars) (Unaudited)

21 - NON-CONTROLLING INTERESTS (CONTINUED)

During the nine months period ended September 30, 2022, the Company's subsidiaries, ASDS and AST along with the non-controlling interests of KALIFENG and ASAC respectively, subscribed for additional share capital in the ratio of their relevant ownership percentages. The total value of capital agreed to be injected by NCIs totaled $762,631 in KALIFENG (nine months ended September 30, 2021 - $Nil), totaled $975 in ASAC (nine months ended September 30, 2021 - $Nil) and $27,401 in ASTH (nine months ended September 30, 2021 - $Nil). As at September 30, 2022 the amount of the NCI's portion of the capital injection agreed for these NCI's that was outstanding was $860,870 (December 31, 2021 - $98,239) (note 6).

22 - CONTINGENCIES

Through the normal course of operations, the Company may be exposed to a number of lawsuits, claims and contingencies. Provisions are recognized as liabilities in instances when there are present obligations and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and where such liabilities can be reliably estimated. No provision has been recognized in these consolidated financial statements.

Although it is possible that liabilities may be incurred in instances where no provision has been made, the Company has no reason to believe that the ultimate resolution of such matters will have a material impact on its financial position.

23 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to comply with the basis of presentation adopted in the current year.

24 - SUBSEQUENT EVENTS

On October 3, 2022, the Company signed an office lease agreement in Montreal, Quebec, with a total rentable area of 15,000 square feet to accommodate the growing workforce in Canada. The lease begins on October 1, 2022, and engages the Company for minimum monthly rental payments starting on November 1, 2023, totalling $3,375,000 over a ten-year lease term.

On October 1, 2022, through its AST subsididary, the Company acquired and became the sole owner of Jiangsu Steel Chain Technology Co., Ltd. ("LINKSTEEL"), a fintech platform.

During the period from October 1, 2022 to November 29, 2022, the Company issued 82,465 share purchase options to new employees with an average strike price of $1.24. Stock options are vested between a period of 8 to 24 months and mature 5 years after the issuance date.

Condensed Interim Consolidated Financial Statements 2022-09-30	34